[Flexible Solutions Letterhead]

May 26, 2006

VIA EDGAR—CORRESPONDENCE FILING

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Ms. Pamela A. Long

Re:	Flexible Solutions International, Inc. Registration Statement on Form SB-2 (SEC File No. 333-124751)

Dear Ms. Long:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Flexible Solutions International, Inc. (the “Registrant”) hereby requests that the effectiveness of its Registration Statement on Form SB-2 (SEC File No. 333-124751) (the “Registration Statement”) be accelerated to 5:00 p.m. Eastern time on Tuesday, May 30, 2006, or as soon thereafter as practicable.

        The Registrant is aware of its obligations under the Act, as the Act relates to the offering of the securities specified in the Registration Statement.

        The Registrant hereby acknowledges that:

• Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

• The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

• The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions regarding this request for acceleration, please contact the Registrant’s attorney, Deepak Nanda, at (310) 975-7912.

        Thank you for your consideration.

FLEXIBLE SOLUTIONS INTERNATIONAL, INC.

By:	/s/ Daniel B. O’Brien Daniel B. O’Brien President and Chief Executive Officer

cc:	Chris Edwards (via EDGAR only) Matt Franker (via EDGAR only) Deepak Nanda

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